SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2009

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Centrais Elétricas Brasileiras S.A. - ELETROBRÁS

BOARD OF DIRECTORS

Summary of Decisions

Meeting Date: March 27, 2009 at 9:00 a.m.

The Board of Directors of Centrais Elétricas Brasileiras S.A. – ELETROBRÁS, assembled today, countersigning the decision of the Board of Executive Officers, approved the following matters:

1. CORPORATE MATTERS:

01 - Financial Statements for the year ended 31 December, 2008 and Announcement of the 49th Stockholders Ordinary General Meeting;

02 - Approval of the Board of Executive Officers of Eletrobrás’ decision to contract independent auditors for the companies of the Eletrobrás System, to render regular and special auditing services from the fiscal year ended 31 December, 2009 until the fiscal year ended 31 December, 2013 – Bidding Procedure DAA Nº 05/2008;

03 - Mutual Participation – Acquisition of Shares in Subsidiary Companies

04 - HEU Stº Antonio – Approval of the signature of Eletrobrás, as a consenting intervening party, and of FURNAS in the Capitalization Agreement signed between these companies and Banco Nacional de Desenvolvimneto Econômico e Social – BNDES; and

05 - Use of quotas from Eletrobrás Exclusive Extramarket Fund V (“Fundo Extramercado Exclusivo V”) as a guarantee for CGTEE in the financial liquidation in CCEE;

2. “LIGHT FOR ALL” PROGRAM

01 - CEDRAP – Light for All Program – 2nd Tranche – Granting of Financing and Funding – resources from RGR and CDE.

3. “RELUZ” PROGRAM

01 - CPFL - COMPANHIA PAULISTA DE FORÇA E LUZ. – RELUZ Program – Concession of Financing for the Project of Improvement of the Jaú Public Lighting System – SP - Funding from RGR; and

02 - Companhia Energética do Maranhão – CEMAR – ECFS – 176/2007 – 3rd Tranche (Review 2) – “Light for All” Program: contractual amendment to extend the period for credit deadline, change of physical goals, reduce the amount of Eletrobrás’ participation and substitution of Appendix IA (Physical Goals), IB (Substations), II (Use and Sources) and III (Physical-Financial Timetable).

4. OTHER FINANCINGS / CONTRACTS /AMENDMENTS:

01 - MANAUS ENERGIA S.A. (MESA INTERIOR). Granting of Financing, with RGR funds, in the amount of R$4,294,724.53 for the Project of Regulation of Taxed Consumers in the interior of the State of Amazonas, as part of the Program of Reduction of Losses – Cycle 2008/2009;

02 - ITAIPU BINACIONAL – ECF – 2,608/2006 – Acquisition and Installation of 2 (two) Reserve Transformers for Generating Units 9A and 18A – Contractual Amendment;

03 - Electric Energy Supply from ITAIPU BINACIONAL to Eletrobrás during January 2009;

04 - PROINFA – Contractual Amendments as a result of the extension of time for the analysis of the requests related to the postponement of the Planned Date of Commercial Operation of Projects due to Force Majeure or Act of God; and

05 - CELPA – Cancellation of Resolution 057/2009, of 01/21/2009, and approval of financing in the amount of R$146,478,890.00 with RGR funding, for the Program of Transmission Work for the 1st phase of the interconnection of Ilha de Marajó to the National Interconnected System – SIN.

Afrânio Alencar Matos Filho
General Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2009

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Astrogildo Fraguglia Quental
Astrogildo Fraguglia Quental Financial and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.